

April 23, 2014

Via E-Mail
John W. Kellogg, Esq.
Moye White LLP
1400 16th. Street, Suite 600
Denver, CO 80203

>   **Re: Solera National Bancorp, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A filed by Michael D.**
>   **Quagliano, Lars Johnson, Jackson Lounsberry, Carlyle F. Griffin,**
>   **Drew Quagliano, Melissa Allen, and Robert J. Fenton**
>   **Filed April 18, 2014**
>   **File No. 000-53181**

Dear Mr. Kellogg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

1.   Please revise the cover of Schedule 14A to include all of the participants' names as filing persons in addition to Mr. Quagliano's name.

Cover Page

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

- Your belief that your nominees would contribute significant value to the company.
- Your belief that there is "tremendous value trapped inside" the company and that this is the result of "poor oversight" by the board of directors.
- Your belief that the board of directors lacks "both the experience and independence to set a clear, shareholder-focused, value-creating strategy."
- Your belief that "unlocking this trapped value could produce a substantial increase in share price, resulting in considerable upside and significant enterprise value creation."

3.   You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that board of directors lacks independence.

4.   We note your disclosure that your nominees "bring expertise and experience and were selected specifically for what we believe to be their ability to foster the boardroom dynamics that are required to unlock the Company's potential." Revise your disclosure here to describe how each of your nominees fits the description referenced above and how they would contribute to the consideration of the "pathways" you identified.

Questions and Answers, page 2

5.   Please revise the first question and answer to disclose that your nominees, as participants, are also making the solicitation. Also, remove doubt from your statements relating to the status as participants of Mr. Fenton and the nominees. See Instruction 3 to Item 4 of Schedule 14A.

6.   Refer to the question "Who are the Nominees?" We note your disclosure here, and elsewhere, that your nominees hold qualifications, experience, abilities, attributes or skills that, among other things, "are required to unlock the Company's potential" and contribute significant value to the company. In this respect, please revise your disclosure to explain:

- How Mr. Johnson's experience as an attorney specializing in the representation of bankruptcy trustees would support the above-referenced goals.

- How Ms. Quagliano's university studies, experience in horse sales, and internship at a public relations firm would support the above-referenced goals.

- How Ms. Allen's studies experience in managing a horse farm would support the above-referenced goals.

7. With respect to the business experience of Ms. Quagliano, revise to disclose in more detail her "experience reviewing financial statements." In what context did she gain that experience and how extensive is that experience?

8. On a related note, revise your disclosure to explain the "perspective of the next generation" that Ms. Quagliano would bring to the company. Is your reference solely limited to Ms. Quagliano's age? Apply this comment, also, to your disclosure relating to Ms. Allen's bringing "the perspective of younger business managers."

9. Refer to your disclosure in the second paragraph of page 9 describing your nominees as being a "short slate" in the event your bylaw amendment proposal is not adopted. Note that a "short slate" generally refers to a slate of less than a majority of directors. Given that your nominees would constitute a majority of an 11-member board, you should revise your disclosure here and on page 17.

Background of the Solicitation, page 14

10. Please reconcile your disclosure that as of April 18 you have not had any material contacts other than those described in this section with disclosure included in the company's press release on April 7, 2014.

Proposal No. 1 – Proposal to Amend the Company's By-Laws, page 15

11. Please revise your disclosure to describe any disadvantages related to the proposal.

12. We note your disclosure that "few of the directors have the requisite banking, business or financial experience to effectively manage the Company, address the Company's poor financial performance, or establish strategies to create shareholder value." Please provide additional context to your disclosure by stating which of your nominees have such experience.

Proposal No. 2. Election of Directors, page 16

13. We note that the company has determined to reduce the size of the board to 11, that you are proposing to further reduce it to five and that you are nominating six candidates to the board. Revise your disclosure to clarify that in the event your bylaw amendment proposal is not adopted then security holders who use your proxy card will only be able to vote for six nominees and will be unable to vote for five board seats.

Solicitation of Proxies, page 19

14.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Certain Relationships with the Company, page 18

15.   We note that you refer security holders to the company's proxy statement for certain specified disclosure. You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Certain Additional Information, page 22

16.   Please remove the knowledge qualifier relating to Mr. Quagliano. The proxy statement and all the disclosure included therein is filed by the participants in the solicitation and it is inappropriate to disclaim a participant's own disclosure.

Annex A

17.   We note your disclosure in the first full sentence on page A-3. It is our understanding that in communications with the company, Mr. Quagliano referred to an informal understanding with Mr. Fenton. Please advise or revise to describe the terms of the informal understanding.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions